Exhibit 10.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) effective as of December 31, 2008 (the “Effective Date”), by and between Global GP LLC, a Delaware limited liability company (the “Company”), and Eric S. Slifka (the “Executive”).

WHEREAS, the Company employs the Executive as the Company’s President and Chief Executive Officer; and

WHEREAS, the Company and the Executive intend that this Agreement shall amend, restate, and supersede the Employment Agreement between the Company and the Executive dated October 4, 2005 (the “October 2005 Agreement”); and

WHEREAS, the Company and the Executive mutually desire to agree upon the terms of the Executive’s continued employment by the Company, and to agree as to certain benefits of such employment.

NOW, THEREFORE, for and in consideration of the mutual promises, covenants and obligations contained herein, the sufficiency of which the Company and the Executive each acknowledge, the Company and the Executive hereby agree as follows:

1.             Employment and Term of Employment.  Subject to the terms of this Agreement, the employment term hereunder will commence on the Effective Date and continue through December 31, 2011; provided that, commencing on January 1, 2012 (the “Renewal Date”), the term of the Executive’s employment by the Company shall be automatically renewed so as to terminate on the date that is thirty six (36) months from such Renewal Date, unless the Company or the Executive provides the other with prior written notice of its or his desire not to renew delivered in accordance with Section 20 (“Notice”) at least ninety (90) days in advance of the Renewal Date. The Company and the Executive agree to begin discussions concerning the renewal of this Agreement in January 2011 with the objective of reaching a final agreement by the end of June 2011. Notwithstanding the foregoing, either the Company or the Executive may terminate the Executive’s employment with the Company at any time, subject to the terms and conditions of Section 7 hereof.  The employment period as described herein is referred to herein as the “Term.”

2.             Position and Duties.  During the Term, the Company shall employ the Executive as the President and Chief Executive Officer of the Company, or in such other positions as the parties mutually agree.   The Executive shall have such powers and duties and responsibilities as are customary to such position and as are assigned to the Executive by the Board of Directors of the Company (the “Board”) in connection with the Executive’s general management and supervision of the operations of the Company, reporting only to the Board.  The Executive’s employment shall also be subject to the policies maintained and established by the Company that are of general applicability to the Company’s employees, as such policies may be amended from time to time.

3.             Other Interests. During the Term, the Executive shall devote his full time, attention, energies and business efforts during normal business hours to his duties and

responsibilities as the President and Chief Executive Officer of the Company.   During the Term, except as otherwise restricted by that Omnibus Agreement, dated as of October 4, 2005, among the Company, Global Partners LP, a Delaware limited partnership (the “Partnership”), the Executive and certain other parties thereto (the “Omnibus Agreement”), the parties recognize and agree that the Executive may engage in other business activities that do not conflict with the business and affairs of the Company or interfere with the Executive’s performance of his duties and responsibilities hereunder.  Additionally, Section 2.1 of the Omnibus Agreement shall apply to the Executive upon separation of service from the Company pursuant to Section 7(c), Section 7(d) and Section 7(e) hereof, and in each case, said Section 2.1 shall continue until the first anniversary of the Date of Termination (as defined in Section 7(i) hereof).

4.             Duty of Loyalty.

(a) The Executive acknowledges and agrees that the Executive owes a fiduciary duty of loyalty to act in the best interests of the Company. In keeping with such duty, the Executive shall, during the Term, make full disclosure to the Company of all business opportunities pertaining to the business of the Company or any of its subsidiaries and, during the Term, shall not appropriate for the Executive’s own benefit business opportunities concerning the business of the Company or any of its subsidiaries, except as otherwise permitted by the Omnibus Agreement or as consented to in writing by the Board of Directors of the Company.

(b) The Company shall indemnify the Executive to the extent permitted by the Company’s limited liability agreement, as amended from time to time, and by applicable law, against all costs, charges and expenses, including without limitation, attorney’s fees, incurred or sustained by the Executive in connection with any action, suit or proceeding to which the Executive may be made a party by reason of being an officer, director or employee of the Company. In connection with the foregoing, the Executive will be covered under any liability insurance policy that protects the other officers of the Company.

5.             Place of Performance.  Subject to such business travel from time to time as may be reasonably required in the discharge of his duties and responsibilities as the President and Chief Executive Officer of the Company, the Executive shall perform his obligations hereunder in, or within forty (40) miles of, Waltham, Massachusetts.

6.             Compensation.

(a)           Base Salary.  During the Term, the Executive shall be entitled to an annual base salary of $800,000, subject to increase as of each January 1 as determined by the Compensation Committee of the Board (the “Compensation Committee”).  The Executive’s base salary, as from time to time increased in accordance with this Section 6(a), is hereafter referred to as “Base Salary.” The Base Salary shall be paid in equal installments pursuant to the Company’s customary payroll policies and procedures in force at the time of payment, but in no event less frequently than monthly.

(b)           Bonus.  During the Term, the Executive may be eligible to receive a cash bonus (a “Bonus”), payable annually, no later than 2 ½ months after each fiscal year end in an amount to be determined at the discretion of the Compensation Committee.

(c)           Incentive Compensation.  The Executive shall participate in the annual short-term incentive compensation plan set forth in attached Exhibit A (the “Short-Term Incentive Plan”) , and shall participate in the long-term incentive compensation plans set forth in attached Exhibits B and C and may as determined by the Compensation Committee be eligible to participate in any other incentive plans in which management employees may participate.

(d)           Reimbursements.  During the Term, the Company shall pay or reimburse the Executive for all reasonable expenses incurred by the Executive on business trips, and for all other business and entertainment expenses reasonably incurred or paid by him during the Term in the performance of his services under this Agreement, in accordance with past practice and with the Company’s expense reimbursement policy as in effect from time to time, upon presentation of expense statements or vouchers or such other supporting documentation as the Company may reasonably require.

(e)           Fringe Benefits.  During the Term, the Executive shall be entitled to participate in the Company’s health insurance, pension, 401(k) and other benefit plans in accordance with Company policies and on the same general basis as other executives of the Company.  During the Term, and consistent with past practice, the Company also will provide the Executive those additional fringe benefits as have been disclosed as Other Compensation in the Summary Compensation Table included in the Form 10-K filed with the SEC by Global Partners LLP for the year ended December 31, 2007. Additionally, the Executive shall be eligible to receive such other benefits as may be approved by the Compensation Committee.

(f)            Vacation.  During the Term, the Executive shall be eligible for 25 days of paid vacation each calendar year with any unused vacation days to be subject to the Company’s standard vacation policy with respect to the carryover or payment for any such unused vacation days.

7.             Separation from Service.

(a)           In General.  If the Executive’s employment is terminated for any reason, he (or his estate) shall be paid on the Date of Termination (i) all amounts of Base Salary due and owing up through the Date of Termination, (ii) any earned but unpaid Bonus, (iii) all reimbursements of expenses appropriately and timely submitted, and (iv) any and all other amounts that may be due to him as of the Date of Termination (the “Accrued Obligations”). Additionally, the Executive shall be entitled to retain the following items currently supplied to him by the Company: (i) personal computer and laptop computer; (ii) cellular telephone(s), including the then current telephone numbers for such telephones; and (iii) Blackberry device. The Company will also maintain the Executive’s e-mail account and provide Executive with access to, and control over, the e-mail account for a period of no less than six months following termination of employment. Promptly following the Date Termination, Executive shall return to the Company all confidential and proprietary information of the Company in his possession.

(b)           Termination Due to the Death or Disability of Executive.  The Executive’s employment hereunder shall be terminated automatically upon the death or Disability of the Executive.  The Company shall pay to Executive (or his estate) upon his termination under this Section 7(b) on the Date of Termination or as soon as reasonably practical (but no more than ten days) thereafter:

(i)            the Accrued Obligations, plus

(ii)           a lump sum payment of an amount equal to his Base Salary (determined as of the Date of Termination) multiplied by 200%, plus

(iii)          an amount equal to the target incentive amount under the then applicable Short-Term Incentive Plan as set forth on attached Exhibit A for the fiscal year including the Date of Termination, multiplied by 200%, plus

(iv)          the Executive’s interests in the Company’s long-term incentive plans, including, but not limited to, the Executive’s interests in the incentive compensation plans established pursuant to Section 6(c) above and as further described on attached Exhibits B and C, will automatically vest in accordance with the vesting provisions of the plans, plus

(v)           the Company will continue the monthly payment of all group health, dental, life, disability, vision and similar insurance premiums on behalf of the Executive and his spouse and dependents, if any, for 24 months following the Date of Termination.

(c) Termination by the Company Without Cause or by the Executive for Reasons Constituting Constructive Termination.  The Executive’s employment hereunder may be terminated by the Company without Cause or by the Executive for reasons constituting Constructive Termination.  The Company shall pay to the Executive (or his estate) upon his termination under this Section 7(c) on the Date of Termination or as soon as reasonably practical (but no more than ten days) thereafter:

(i)            the Accrued Obligations, plus

(ii)           a lump sum payment of an amount equal to his Base Salary determined as of the Date of Termination multiplied by 200% (provided, however, that this multiplier shall be 300% if the Executive terminates his employment for reasons constituting Constructive Termination and such termination occurs within 12 months following a Change in Control) plus

(iii)          an amount equal to the target incentive amount under the then applicable Short-Term Incentive Plan as set forth on attached Exhibit A for the fiscal year including the Date of Termination, multiplied by 200% (provided, however, that this multiplier shall be 300% if the Executive terminates his employment for reasons constituting Constructive Termination and such termination occurs within 12 months following a Change in Control) plus

(iv)          all of the Executive’s interests in the Company’s long-term incentive plans, including, but not limited to, the Executive’s interests in the incentive compensation plans established pursuant to Section 6(c) above and as further described on attached Exhibits B and C, will automatically vest in accordance with the vesting provisions of the plans, plus

(v)           the Company will continue the monthly payment of all group health, dental, life, disability, vision and similar insurance premiums on behalf of the Executive and his spouse and dependents, if any, for 24 months following the Date of Termination.

If the Executive terminates his employment for reasons of Constructive Termination, but such termination does not occur within 12 months following a Change of Control, and Executive secures employment within twelve months of the Date of Termination, Executive shall repay to the Company one-half of the cash received from the Company pursuant to Sections 7(c)(ii) and (iii).

(d)           Termination by the Company for Cause.  The Company’s Board of Directors may terminate the Executive’s employment hereunder for Cause, in which case on the Date of Termination, the Executive will receive payment of the Accrued Obligations.  Notwithstanding any provision herein to the contrary, prior to a termination for Cause, the following shall apply:  (i) the Company will provide notice to the Executive setting forth its intention to terminate the Executive for Cause, describing in detail the nature of the circumstances that support such determination, and the date and time established for a hearing before the Board, which hearing shall be not less than fifteen (15) business days from the date of such notice, (ii) the Executive will have the right to be heard by the Board, and the Executive shall be entitled to representation by counsel at such hearing, provided, however, that such counsel shall be subject to limitations on direct interaction with the Board members during such hearing as such limitations are established by the Board and provided to the Executive with the notice of the hearing, and (iii) following such hearing, the Board may authorize a termination of the Executive’s employment for Cause only with a 2/3 majority vote of the full Board. If the Executive retains counsel for the hearing with the Board, and the Board does not terminate Executive for Cause within five business days following the hearing, the Company shall promptly reimburse the Executive for any legal fees and expenses incurred by him in connection with such a hearing.

(e)           Voluntary Termination by the Executive for Reasons other than Constructive Termination.   If the Executive elects to voluntarily terminate his employment under this Agreement for reasons other than Constructive Termination, the Executive shall provide the Company with 90 days advance written notice of his intention to terminate his employment with the Company.  On the Date of Termination the Company shall pay to the Executive all Accrued Obligations.  Additionally, the Executive shall be entitled to continue to participate in the Company’s health insurance benefit plans in accordance with COBRA or any other applicable laws and regulations.

Upon five days prior written notice to the Executive, the Company may waive the remaining portion of the required 90-day notice period and terminate the Executive’s employment without such action resulting in the Company being subject to the obligations of Section 7(c) of this Agreement.

(f)            Nonrenewal of the Agreement.  If the Agreement is not renewed by the Company at the end of the applicable term, and the Executive does not continue to serve as the Company’s President and Chief Executive Officer following the expiration of this Agreement pursuant to a different employment agreement with the Company, the Company shall pay the Executive upon the expiration of the Agreement, or as soon as reasonably practical (but no more than ten days) thereafter, any Accrued Obligations plus a lump sum payment equal to 100% of the Executive’s then Base Salary.

(g)           Definitions.

(i)            For the purposes of this Agreement, “Cause” shall mean the Executive (A) has engaged in gross negligence or willful misconduct in the performance of his duties, (B) has committed an act of fraud, embezzlement or willful breach of a fiduciary duty to the Company or any of its subsidiaries (including the unauthorized disclosure of any material secret, confidential and/or proprietary information, knowledge or data of the Company or any of its subsidiaries); (C) has been convicted of a crime involving fraud or moral turpitude or any felony or (D) has breached any material provision of this Agreement or the Omnibus Agreement.  The Executive must be provided a written notice from the Company, giving him at least 30 days to affect a cure of any claimed occurrence under (A), (B) or (D) above that is capable of being cured, prior to the delivery of any notice described under Section 7(d)(i) hereof.

(ii)           “Change in Control” shall occur upon: (A) the date that any one person, entity or group (other than Alfred Slifka, Richard Slifka or the Executive, or their respective family members or entities they control, individually or in the aggregate, directly or indirectly) acquires ownership of the membership interests of the Company that, together with the membership interests of the Company already held by such person, entity or group, constitutes more than 50% of the total fair market value or total voting power of the membership interests of the Company; provided, however, if any one person, entity or group is considered to own more than 50% of the total fair market value or total voting power of the membership interests of the Company, the acquisition of additional membership interests by the same person, entity or group shall not be deemed to be a Change in Control; (B) a consolidation or merger (in one transaction or a series of related transactions) of the Company pursuant to which the holders of the Company’s equity securities immediately prior to such transaction or series of related transactions would not be the holders immediately after such transaction or series of related transactions of at least 50% of the voting power of the entity surviving such transaction or series of related transactions; or (C) the sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to a person other than Alfred Slifka, Richard Slifka or the Executive, or their respective family members or entities they control, individually or in the aggregate, directly or indirectly. In all respects, the definition of “Change in Control” shall be interpreted to comply with Section 409A(a)(2)(A)(v) of the Internal Revenue Code of 1986 (the “Code”), and any successor statute, regulation and guidance thereto.

(iii)          “Constructive Termination” means termination of this Agreement by the Executive as a result of any (A) substantial diminution, without the Executive’s written consent, in the Executive’s working conditions consisting of (1) a material reduction in the Executive’s duties and responsibilities, (2) any change in the reporting structure so that the Executive no longer reports solely to the Board, or (3) a relocation of the Executive’s place of work further than forty (40) miles from Waltham, Massachusetts, or (B) a material breach of this Agreement or any other agreement between the Executive and the Company or any affiliate, which the Company has not cured within 30 days of notice of such breach.

(iv)          “Disability” shall mean a physical or mental disability or impairment which (A) renders the Executive, with or without reasonable accommodation, unable to perform the essential functions of the office of President and CEO of the Company by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than six (6) months, or (B) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than six (6) months, results in the Executive receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company.

(h)           Notice of Termination.  Any termination or non-renewal (except due to the death of Executive) by the Company or the Executive shall be communicated by written Notice of Termination to the other party hereto.   For purposes of this Agreement, a “Notice of Termination” shall mean a notice which (i) shall state the effective date of such termination, (ii) shall indicate the specific termination provision in this Agreement relied upon and (iii) shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated.  Any such notice shall be provided in accordance with the requirements of Section 20 hereof. Any notice of Constructive Termination by the Executive shall be given by the Executive within 90 days of the initial existence of the condition upon which the Constructive Termination is based.

(i)            Date of Termination.  The “Date of Termination” shall mean (i) the date of death, if the Executive’s employment is terminated because of death, (ii) the date the Executive is determined to have a Disability, if the Executive’s termination is based on his Disability, and (iii) if the Executive’s employment is terminated for any other reason, the date specified in the Notice of Termination, which date shall be in accordance with the timing rules set out in (d), (e) or (g) of this Section 7, as applicable. With respect to any compensation payable under this Agreement that is subject to Section 409A of the Code, references to the Executive’s Date of Termination or termination of employment (and variations thereof) shall be deemed to refer only to the Executive’s “separation from service” within the meaning of Section 1.409A-1(h) of the U.S. Treasury Regulations, applying the default terms thereof.

(j)            Delayed Payments. Notwithstanding any other provision with respect to the timing of payments under this Section 7, if, at the time of the Executive’s termination, the Executive is deemed to be a “specified employee”  (within the meaning of Section 409A of the Code, and any successor statute, regulation and guidance thereto) of the Company, then only to the extent necessary to comply with the requirements of Section 409A of the Code, any payments to which the Executive may become entitled under Section 7 as a result of his “separation from service” (within the meaning of Section 409A of the Code, and any successor statute, regulation and guidance thereto) which are subject to Section 409A of the Code (and not otherwise exempt from its application) will be withheld until the first business day of the seventh month following the termination of the Executive’s employment, at which time the Executive shall be paid an aggregate amount equal to six months of payments otherwise due to the Executive under the terms of this Section 7, as applicable, plus (to the extent not prohibited by Section 409A of the Code) interest on such amounts at the then applicable prime rate of interest as established from time to time by Bank of America Corporation or its successor.  After the first business day of the seventh month following the termination of the Executive’s employment and continuing each month thereafter, the Executive shall be paid the regular payments otherwise due to the Executive in accordance with the terms of this Section 7, as applicable.

(k)           Nonsolicitation of Employees.  The Executive agrees that for a period of one year following his Date of Termination he will not solicit or induce any employee of the Company to terminate his/her employment with, or otherwise cease his/her relationship with the Company.

(l)            Nondisparagement.  Each of the Company and the Executive agree not to make any disparaging comments or remarks, orally or in writing, about the other party following the termination or expiration of this Agreement.

8.             Section 409A.  The parties hereto intend that this Agreement comply with the requirements of Section 409A of the Code and the regulatory guidance thereunder.   If any provision provided herein may result in the imposition of an additional tax or penalty under the provisions of Section 409A of the Code, the Executive and the Company agree to amend any such provision to avoid imposition of any such additional tax, to the extent possible, in the manner that the Executive and the Company mutually agree is appropriate to comply with Section 409A of the Code; provided that, to the extent possible, any such amendment shall minimize any decrease in the payments or benefits to the Executive contemplated herein.

9.             Confidential Information; Unauthorized Disclosure.

(a)           During the Term and for the period ending two years following the Date of Termination, the Executive shall not, without the written consent of the Board or a person authorized thereby, disclose to any person, other than an employee of the Company or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by the Executive of his duties as the President and Chief Executive Officer of the Company, any secret, confidential and/or proprietary information, knowledge or data obtained by him while in the employ of the Company or any of its affiliates with respect to the Company or any of its subsidiaries and their respective businesses, the disclosure of which he knows or should know will be damaging to the Company or any of its subsidiaries; provided however, that such information, knowledge or data shall not include (i) any information, knowledge or data known generally to the public (other than as a result of unauthorized disclosure by the Executive) or (ii) any information, knowledge or data which the Executive may be required to disclose by any applicable law, order, or judicial or administrative proceeding.

(b)           The Executive acknowledges that money damages would not be sufficient remedy for any breach of this Section 9 by the Executive, and the Company or its subsidiaries shall be entitled to enforce the provisions of this Section 9 by seeking specific performance and injunctive relief as remedies for such breach or any threatened breach.  Such remedies shall not be deemed the exclusive remedies for a breach of this Section 9 but shall be in addition to all remedies available at law or in equity, including the recovery of damages from the Executive and his agents.

10.           Payment Obligations Absolute.  Except as specifically provided in this Agreement, the Company’s obligation to pay the Executive the amounts and to make the arrangements provided herein shall be absolute and unconditional and shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, recoupment, defense or other right which the Company (including its subsidiaries) may have against him or anyone else.   All amounts payable by the Company shall be paid without notice or demand.  The Executive shall not be obligated to seek other employment in mitigation of the amounts payable or arrangements made under any provision of this Agreement, and except as provided in Section 7(c) above, the obtaining of any such other employment shall in no event effect any reduction of the Company’s obligations to make the payments and arrangements required to be made under this Agreement.

11.           Successors.  This Agreement shall inure to the benefit of and be binding upon the Company and its successors and permitted assigns and any such successor or permitted assignee shall be deemed substituted for the Company under the terms of this Agreement for all purposes. As used herein, “successor” and “assignee” shall be limited to any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires the equity of the Company or to which the Company assigns this Agreement by operation of law or otherwise in connection with any sale of all or substantially all of the assets of the Company, provided that any successor or permitted assignee promptly assumes in a writing delivered to the Executive this Agreement and, in no event, shall any such succession or assignment release the Company from its obligations hereunder. The Company will require any successor (whether direct or indirect, by purchase, merger or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company as herein before defined and any successor to all or substantially all of its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

12.           Assignment.  The Executive shall not have any right to pledge, hypothecate, anticipate or assign this Agreement or the rights hereunder, except by will or the laws of descent and distribution, or delegate his duties or obligations hereunder.

13.           Governing Law.  The provisions of this Agreement shall be construed in accordance with, and governed by, the laws of the Commonwealth of Massachusetts without regard to principles of conflict of laws.

14.           Entire Agreement.  The Company and the Executive intend that this Agreement shall amend, restate, and supersede the October 2005 Agreement. This Agreement and the attached Exhibits constitute the entire agreement of the parties with regard to the subject matter hereof, and contain all of the covenants, promises, representations, warranties and agreements between the parties with respect to such subject matter.  Without limiting the scope of the preceding sentence, as of the Effective Date, all understandings and agreements preceding the Effective Date and relating to the subject matter hereof are hereby null and void and of no further force and effect, including, without limitation all prior employment and severance agreements, if any, by and between the Company and the Executive; provided that, nothing contained in the foregoing shall be deemed to supersede or make invalid any prior agreements between the Executive and the Company concerning long-term incentive plan awards and any agreement by and between the Executive and the Company, the Partnership or any affiliated entity or member of the Partnership in his capacity as an interest holder, including without limitation the Omnibus Agreement.

15.           Modification.  Any modification of this Agreement will be effective only if it is in writing and signed by the parties hereto.

16.           No Waiver.  No failure by either party hereto at any time to give notice of any breach by the other party of, or to require compliance with, any condition or provision of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

17.           Severability.  Any provision in this Agreement which is prohibited or unenforceable in any jurisdiction by reason of applicable law shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating or affecting the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

18.           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.

19.           Withholding of Taxes and Other Employee Deductions.  The Company may withhold from any benefits and payments made pursuant to this Agreement all federal, state, city and other taxes as may be required pursuant to any law or governmental regulation or ruling and all other normal employee deductions made with respect to the Company’s employees generally.

20.           Notice.  For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand, or by a nationally recognized overnight delivery service or mailed by U.S. registered mail, return receipt requested, postage prepaid, addressed to the parties at their addresses set forth below, or to such other addresses as either party may have furnished to the other in writing in accordance herewith except that notices of change of address shall be effective only upon receipt.

If to the Company:

Global GP LLC
P.O. Box 9161
800 South St.
Waltham, Massachusetts 02454-9161
Attention: General Counsel and the Chairman of the Board

with a copy to:

Alan P. Baden
Vinson & Elkins L.L.P.
666 Fifth Avenue
25th Floor
New York, New York 10103

If to the Executive:

At the Executive’s last known home address listed in the Company’s personnel records from time to time with a copy to:

Michael A. Hickey

K & L Gates LLP
One Lincoln Street
Boston, Massachusetts 02111

21.           Headings.  The section headings have been inserted for purposes of convenience and shall not be used for interpretive purposes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

GLOBAL GP LLC

By:	/s/ Thomas J. Hollister
Thomas J. Hollister
COO and CFO

ERIC S. SLIFKA

/s/ Eric S. Slifka
Eric S. Slifka
President and CEO

EXHIBIT A

Short-Term Annual Incentive Plan

Executive shall participate in an annual short-term cash incentive plan with any cash incentive amounts earned for a fiscal year to be determined based upon the achievement of financial metrics established by the Company’s Compensation Committee (the “financial metrics”).  The annual “award target” cash incentive amount shall be 100% of the Executive’s Base Salary, and the annual maximum cash incentive amount that may be awarded shall be 200% of the Executive’s Base Salary.  The Company’s Compensation Committee may also establish threshold financial metrics required to be met for any cash incentive amount to be awarded, and a formula for the amount of the cash incentive that will be awarded relative to the amount by which the financial metrics threshold are or are not met or exceeded.  The targets, metrics (including any thresholds) and formula will be established by the Company’s Compensation Committee in the first month of each fiscal year, with the award to be paid within 2 1/2 months of the end of that fiscal year.

EXHIBIT B

Three-Year Phantom Units

The Company’s Compensation Committee shall grant to the Executive $1,000,000 worth of Phantom Units (as defined below) of Global Partners LP (the “Partnership”) (including a contingent right to receive an amount in cash equal to the number of Phantom Units multiplied by the cash distribution per common unit made by the Partnership from time to time during the period the Phantom Units are outstanding). The Phantom Units shall be granted within ten days following the Effective Date and shall be evidenced by an award agreement which shall provide the material terms and conditions set forth below and which shall be designed to comply with Section 409A of the Code. For purposes of this award of Phantom Units, a “Phantom Unit” means a notional common unit of the Partnership which entitles the Executive to receive a common unit of the Partnership upon the terms and conditions set forth below.

Such Phantom Units shall vest in six equal installments on June 30, 2009, December 31, 2009, June 30, 2010, December 31, 2010, June 30, 2011 and December 31, 2011, provided, however,notwithstanding the foregoing; (i) if the Executive’s employment is terminated upon the death or Disability of the Executive; or (ii) if within twelve months following a Change in Control the Executive’s employment is terminated by the Company without Cause or by the Executive for Constructive Termination, all unvested Phantom Units shall vest on the applicable Date of Termination.Additionally, if  the Executive’s employment is terminated by the Company without Cause or by the Executive for Constructive Termination, but such termination does not occur within twelve months following a Change in Control, a portion of the Phantom Units scheduled to vest at the end of the then applicable six month period shall vest on the Date of Termination. The number of Phantom Units that shall vest in such circumstances shall be determined by multiplying the number of Phantom Units scheduled to vest at the end of the applicable six month period by the number of full months of service provided by the Executive during such six month period divided by six.

Within seven (7) days following each of June 30, 2009, December 31, 2009, June 30, 2010, December 31, 2010, June 30, 2011 and December 31, 2011, or if earlier, within seven (7) days following the Executive’s “separation from service” (as defined in Section 409A of the Code and the regulations thereunder) from the Company, the Company shall make an immediate distribution to the Executive of the number of then vested common units of the Partnership subject to the award. Notwithstanding the foregoing to the contrary, to the extent applicable, Section 7(j) of this Agreement shall apply to the distribution of the Phantom Units as well as the common units and cash amounts underlying the Phantom Units hereunder.

EXHIBIT C

Long-Term Equity-Based Incentive Plan

Performance-Restricted Units

Executive shall participate in the Company’s Long-Term Equity-Based Incentive Plan (the “Plan”) throughout the term of the Employment Agreement.  The Company’s Compensation Committee shall determine whether and in what amounts to grant the Executive Performance-Restricted Units, Phantom Units or some functional equivalent of Global Partners LP, and shall establish the terms and conditions of such grants, including the timing of the grants, the vesting periods, if any, and any applicable milestones, all in accordance with the Plan and in compliance with Section 409A of the Code and any successor statute, regulation or guidance thereunder.